UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Plug Power Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72919P202

(CUSIP Number)

Wonsang Cho

SK Inc. (formerly known as SK Holdings Co., Ltd.)

26, Jong-ro, Jongno-gu

Seoul, The Republic of Korea

Tel: +82-2-2121-5114

with a copy to:

Albert Chung

Baker McKenzie & KL Partners Joint Venture Law Firm

17/F, East Wing, Signature Tower
100 Cheonggyecheon-ro

Jung-gu

Seoul, The Republic of Korea

Tel: +82-2-6137-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72919P202

1	NAMES OF REPORTING PERSONS
Grove Energy Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
54,966,188

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
54,966,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,966,188

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 72919P202

1	NAMES OF REPORTING PERSONS
Plutus Capital NY, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
54,966,188

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
54,966,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,966,188

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 72919P202

1	NAMES OF REPORTING PERSONS
PassKey, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
54,966,188

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
54,966,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,966,188

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 72919P202

1	NAMES OF REPORTING PERSONS
PNES Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
54,966,188

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
54,966,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,966,188

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 72919P202

1	NAMES OF REPORTING PERSONS
SK E&S Americas, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
54,966,188

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
54,966,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,966,188

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 72919P202

1	NAMES OF REPORTING PERSONS
SK E&S Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0*

	9	SOLE DISPOSITIVE POWER
0*

	10	SHARED DISPOSITIVE POWER
0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*Effective November 4, 2024, pursuant to the Merger Agreement described in Item 6 of this Amendment No. 2, SK E&S Co., Ltd.'s (“SK E&S”) beneficial ownership in the Ordinary Shares of the Issuer was transferred to SK Innovation Co., Ltd. (“SK Innovation”). Accordingly, SK E&S no longer has beneficial ownership of any Ordinary Shares of the Issuer. This Amendment No. 2 constitutes an exit filing for SK E&S.

CUSIP No. 72919P202

1	NAMES OF REPORTING PERSONS
SK Innovation Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
54,966,188

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
54,966,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,966,188

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 72919P202

1	NAMES OF REPORTING PERSONS
SK Inc. (formerly known as SK Holdings Co., Ltd.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
54,966,188

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
54,966,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,966,188

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1.	Security and Issuer

Item 1 of the Existing Schedule 13D is hereby supplemented as follows:

This Amendment No. 2 to the statement on Schedule 13D ("Amendment No. 2") amends the statement on Schedule 13D originally filed on March 8, 2021, as amended by Amendment No. 1 to the statement on Schedule 13D filed on May 11, 2022, (as so amended, the "Existing Schedule 13D"). Capitalized terms used and not defined in this Amendment No. 2 have the meanings ascribed in the Existing Schedule 13D. The name, business address, present principal occupation and citizenship of each executive officer and director of SK Innovation is set forth on Schedule I attached hereto.

This Amendment No. 2 is being filed to add SK Innovation as a Reporting Person as a result of a merger with SK E&S, with SK Innovation being the surviving entity, and constitutes an exit filing for SK E&S. This Amendment No. 2 is being filed on behalf of (i) Grove Energy Capital LLC, a Delaware limited liability company (“Grove Energy”), (ii) Plutus Capital NY, Inc., a Delaware corporation (“Plutus”), (iii) PNES Investments, LLC, a Delaware limited liability company (“PNES”), (iv) PassKey (v) SK E&S Americas, Inc., a Delaware corporation (“SK E&S Americas”), (vi) SK Innovation, and (vii) SK Inc. (formerly known as SK Holdings Co., Ltd.), a company organized under the laws of the Republic of Korea (“SK Inc”, and together with each of (i) through (vi) above, a “Reporting Person”).

Item 2.	Identity and Background

Item 2 of the Existing Schedule 13D is hereby supplemented as follows:

(a) - (b)     The address of the principal business office of SK Innovation is:

SK Innovation Co., Ltd.

26, Jongno

Jongno-gu

Seoul, the Republic of Korea

(c) The principal business of SK Innovation is to operate core energy businesses including petroleum, chemicals, LNG, power, batteries, and renewable energy.

(d) During the last five years, neither SK Innovation nor, to the best knowledge of SK Innovation, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither SK Innovation nor, to the best knowledge of SK Innovation , any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of SK Innovation.

Item 4.	Purpose of Transaction

Item 4 of the Existing Schedule 13D is hereby supplemented as follows:

Effective November 4, 2024, pursuant to the Merger Agreement described in Item 6 of this Amendment No. 2, SK E&S's beneficial ownership in the Ordinary Shares of the Issuer was transferred to SK Innovation. Accordingly, SK E&S no longer has beneficial ownership of any Ordinary Shares of the Issuer. This Amendment No. 2 constitutes an exit filing for SK E&S.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Existing Schedule 13D is hereby supplemented as follows:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 2 are incorporated herein by reference.

(a) The reported percentage of the class beneficially owned by each Reporting Person is based on 879,636,025 shares of Common Stock issued and outstanding as of August 3, 2024, as reported by the Issuer in its Report on Form 10-Q for the quarter ended June 30, 2024, as filed with the SEC on August 8, 2024.

As of the date of this Amendment No. 2, each Reporting Person beneficially owns 54,966,188 shares of Common Stock.

(b) As of the date hereof, Grove Energy directly holds 54,966,188 shares of Common Stock. Grove Energy is owned by Plutus and PNES. Plutus is wholly-owned by SK Inc. PNES is wholly-owned by PassKey. PassKey is wholly-owned by SK E&S Americas. SK E&S Americas is wholly-owned by SK Innovation. 55.91% of the issued and outstanding common stock of SK Innovation is owned by SK Inc.

Neither the filing of this Amendment No. 2 nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock.

(c) Effective November 4, 2024, pursuant to the Merger Agreement described in Item 6 of this Amendment No. 2, SK E&S's beneficial ownership in the Ordinary Shares of the Issuer was transferred to SK Innovation. Accordingly, SK E&S no longer has beneficial ownership of any Ordinary Shares of the Issuer. This Amendment No. 2 constitutes an exit filing for SK E&S.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Effective November 4, 2024, pursuant to the Merger Agreement described in Item 6 of this Amendment No. 2, SK E&S's beneficial ownership in the Ordinary Shares of the Issuer was transferred to SK Innovation. Accordingly, SK E&S no longer has beneficial ownership of any Ordinary Shares of the Issuer. This Amendment No. 2 constitutes an exit filing for SK E&S.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Existing Schedule 13D is hereby supplemented as follows:

Merger Agreement

Effective November 4, 2024, pursuant to the Merger Agreement dated as of July 17, 2024 by and between SK E&S and SK Innovation ("Merger Agreement"), SK E&S merged with and into SK Innovation, with SK Innovation surviving, and SK E&S ceasing to exist after, the merger.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of May 11, 2022, by and among the Reporting Persons (incorporated by reference in this Amendment No. 2, as previously filed as Exhibit A with Amendment No. 1).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2024

GROVE ENERGY CAPITAL LLC
By:	/s/ Lee, Ji Young
Name:	Lee, Ji Young
Title:	Authorized Signatory

PLUTUS CAPITAL NY, INC.
By:	/s/ Nam, Jung-Hyun
Name:	Nam, Jung-Hyun
Title:	Authorized Signatory

PNES INVESTMENTS, LLC
By:	/s/ Park, Ki Dae
Name:	Park, Ki Dae
Title:	Authorized Signatory

PASSKEY, INC.
By:	/s/ Park, Ki Dae
Name:	Park, Ki Dae
Title:	Authorized Signatory

SK E&S AMERICAS, INC.
By:	/s/ Lee, Hyun Boo
Name:	Lee, Hyun Boo
Title:	Authorized Signatory

SK INNOVATION CO., LTD.
By:	/s/ Lim, So-Ok
Name:	Lim, So-Ok
Title:	Authorized Signatory

SK INC.
By:	/s/ Cho, Wonsang
Name:	Cho, Wonsang
Title:	Authorized Signatory

Plug Power Inc. - Amendment No. 2 to Schedule 13D

SCHEDULE I

Executive Officers and Directors of SK Innovation Co., Ltd.

The name and principal occupation of each director and executive officer of SK Innovation Co., Ltd. are set forth below. The address for each person listed below is c/o SK Innovation Co., Ltd., 26, Jongno, Jongno-gu, Seoul, the Republic of Korea. All executive officers and directors listed are citizens of the Republic of Korea.

OFFICERS:

Name	Present Principal Occupation or Employment
Park, Sang Kyu	Chief Executive Officer and President of SK Innovation
Kang, Dongsoo	Head of Strategy & Finance Division
Lee, Seongjun	Head of Environmental Science & Technology Institute
Kim, Younwook	Head of Global Compliance Division
Kim, Jinwon	Head of Finance Division
Lee, Chunkil	Chief Safety Officer
Kim, Minho	Head of Corporate Culture Division
Park, Heunyong	Head of Communication Division
Choi, Hwanjoon	Portfolio Innovation Group Leader
Choo, Hyeongwook	President, SK Innovation E&S
Seo, Kun Ki	Chief Financial Officer, SK Innovation E&S
Ahn, Jin Soo	Head of Sustainable Management Division, SK Innovation E&S
Kwon, Hyungkyun	Head of Portfolio Division, SK Innovation E&S

DIRECTORS:

Name	Present Principal Occupation or Employment
Park, Jin Hei	Member of the Board of Directors, SK Innovation
Kim, Joo-Youn	Member of the Board of Directors, SK Innovation
Baik, Bok Hyeon	Professor of Seoul National University
Lee, Bok-Hee	Chief Executive Officer of Pfeifer Vacuum KOREA
Lee, Ji Eun	Member of the Board of Directors, SK Innovation
Park, Sang Kyu	Chief Executive Officer and President of SK Innovation
Choo, Hyeong Wook	President of SK Innovation
Kang, Dong Soo	Head of Strategy & Finance Division, SK Innovation
Jang, Yong Ho	Chief Executive Officer and President of SK Inc.